UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Great Lakes Aviation, Ltd.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
39054k 108
(CUSIP Number)
Michael E. Tennenbaum, Managing Member, Tennenbaum & Co., LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 30, 2007
(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No.	39054k 108	Page	2	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		714,029 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

714,029 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

714,029 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Based on 14,071,970 shares of Common Stock of Great Lakes Aviation, Ltd. outstanding as of April 26, 2007, as reported by Great Lakes Aviation, Ltd. in its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2007.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

2

SCHEDULE 13D

CUSIP No.	39054k 108	Page	3	of	6

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		714,029 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER:

714,029 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

714,029 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Based on 14,071,970 shares of Common Stock of Great Lakes Aviation, Ltd. outstanding as of April 26, 2007, as reported by Great Lakes Aviation, Ltd. in its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2007.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

3

CUSIP No.	39054k 108	Page	4	of	6
     This Amendment No. 3 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the initial Statement on Schedule 13D filed with the Securities and Exchange Commission on February 2, 2000, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 13, 2001 and Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on August 15, 2001 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Great Lakes Aviation, Ltd., an Iowa corporation (the “Issuer”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 2.	Identity and Background.
     The information in Item 2 is hereby amended and restated as follows:
     (a) This Statement is being filed by Tennenbaum & Co., LLC, a Delaware limited liability company (“TCO”), and Mr. Michael E. Tennenbaum, a United States citizen (“Mr. Tennenbaum”). TCO and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.
     (b) The address of each Reporting Person’s principal office is located at 2951 28th Street, Suite 1000, Santa Monica, California 90405.
     (c) The principal business of TCO is making investments and managing assets. TCO’s managing member is Mr. Tennenbaum. Mr. Tennenbaum’s principal occupation is serving as managing member of TCO.
     (d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors).
     (e) During the last five years, neither of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Tennenbaum is a United States citizen.

Item 4.	Purpose of Transaction.
     The information in Item 4 is hereby amended and restated as follows:
     The Reporting Persons originally acquired the Shares as an investment. The Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, however, at any time and from time to time in their discretion, review or reconsider their position with respect to the Shares and any such matters. The Reporting Persons retain the right to (a) change their investment intent, (b) make further acquisitions of shares of Common Stock from one or more sellers in the open market or otherwise, (c) dispose of all or a portion of the Shares in the open market or otherwise, (d) acquire or dispose of beneficial ownership of other securities of the Issuer, (e) review the performance of the Issuer with the Issuer’s management and/or board of directors, (f) communicate with other stockholders of the Issuer, and/or (g) take any other action with respect to the Issuer, its stockholders or

CUSIP No.	39054k 108	Page	5	of	6
any of the Issuer’s debt or equity securities, including, but not limited to, the Shares, in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.
     The information in Item 5 is hereby amended and restated as follows:
     (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 5.1% of the outstanding shares of Common Stock of the Issuer, based on 14,071,970 shares of Common Stock outstanding as of April 26, 2007, as reported by the Issuer in its Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2007. TCO may be deemed to beneficially own 714,029 shares of Common Stock (5.1% of the outstanding shares), which it has shared voting and dispositive power with Mr. Tennenbaum. Mr. Tennenbaum may be deemed to beneficially own 714,029 shares of Common Stock (5.1% of the outstanding shares), which he has shared voting and dispositive power with TCO. Neither of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the Shares.
     (c) The following transactions with respect to shares of Common Stock were open market sales of such shares on the Over-the-Counter Bulletin Board consummated by TCO within 60 calendar days prior to the date of this Statement:

Date	Shares of Common Stock Sold	Price Per Share
3/28/2007	3,500	$2.7500
3/29/2007	2,400	$2.5600
3/30/2007	1,200	$2.7166
4/2/2007	1,200	$2.7500
4/3/2007	21,000	$2.8012
4/4/2007	10,000	$2.7340
4/5/2007	5,500	$2.7091
4/9/2007	6,000	$2.7000
4/10/2007	8,500	$2.7047
4/12/2007	1,200	$2.7500
4/13/2007	5,000	$2.6450
4/16/2007	500	$2.8500
4/17/2007	3,200	$2.7500
4/18/2007	500	$2.7000
4/19/2007	1,700	$2.7000
4/20/2007	500	$2.7000
4/23/2007	774	$2.7000
4/24/2007	4,597	$2.7163
4/27/2007	1,000	$2.7500
4/30/2007	31,900	$2.8000
     (d) Not applicable.
     (e) Not applicable.

CUSIP No.	39054k 108	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 2, 2007

TENNENBAUM & CO., LLC, a Delaware limited
liability company

/s/ Michael E. Tennenbaum

Name:	Michael E. Tennenbaum
Its:	Managing Member

MICHAEL E. TENNENBAUM
/s/ Michael E. Tennenbaum

Michael E. Tennenbaum